15047145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67890

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCAFFERTY & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, SUITE 1140
(No. and Street)

LOS ANGELES	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAGALI RAMIREZ (310)551-4040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

na 3/10

na 3/12

OATH OR AFFIRMATION

I, MAGALI RAMIREZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCAFFERTY & COMPANY, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2015 by Magali Ramirez proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

FinOp
Title

NATALIA I. STUPNIKOVA
Commission # 1949703
Notary Public - California
Los Angeles County
My Comm. Expires Aug 26, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McCafferty & Company, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
McCafferty & Company, LLC

We have audited the accompanying statement of financial condition of McCafferty & Company, LLC as of December 31, 2014, and the related statement of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of McCafferty & Company, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the `Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCafferty & Company, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of McCafferty & Company, LLC's financial statements. The supplemental information is the responsibility of McCafferty & Company, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

McCafferty & Company, LLC
Statement of Financial Condistion
December 31, 2014

Assets

Cash and cash equivalents	$	4,259,070
Accounts receivable		21,376
Investments, at fair market value		347,924
Prepaid expenses		14,496
Property and equipment, net		62,864
Total assets	$	4,705,730

Liabilities and Member's Equity

Liabilities		
Accounts payable and accrued expenses	$	88,748
Deferred rent		42,644
Total liabilities		131,392
Commitments and contingencies		
Member's equity		
Member's equity		4,579,390
Accumulated other comprehensive income		(5,052)
Total member's equity		4,574,338
Total liabilities and member's equity	$	4,705,730

The accompanying notes are an integral part of these financial statements.

McCafferty & Company, LLC
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Consulting income	$	5,603,484
Interest income		4,037
Total revenues		5,607,521
Expenses		
Employee compensation and benefits		739,592
Professional fees		143,757
Travel expenses		130,075
Occupancy and equipment rental		137,676
Fund administration and outsourced services		100,919
Research and other		79,646
Insurance		63,206
Licensing fees and taxes		59,168
Other expenses		47,042
Depreciation and amortization		37,797
Communication and data processing		24,795
Total expenses		1,563,673
Net income (loss)	$	4,043,848

The accompanying notes are an integral part of these financial statements.

McCafferty & Company, LLC
Statement of changes in Member's Equity
For the Year Ended December 31, 2014

	Member's Equity	Accumulated Other Comprehensive Income (Loss)	Total Member's Equity	Comprehensive Income
Balance at December 31, 2013	$ 1,109,841	$ (4,089)	$ 1,105,752	
Capital distributions	(574,299)	-	(574,299)	
Unrealized loss on securities	-	(963)	(963)	(963)
Net income (loss)	4,043,848	-	4,043,848	4,043,848
Balance at December 31, 2014	$ 4,579,390	$ (5,052)	$ 4,574,338	$ 4,042,885

The accompanying notes are an integral part of these financial statements.

McCafferty & Company, LLC
Recomputation of Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ 4,043,848
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 37,797	
(Increase) decrease in :		
Accounts receivable	92,084	
Dividend and interest receivable	444	
Due from affiliates	753	
Prepaid expenses	(6,271)	
(Decrease) increase in :		
Accounts payable and accrued expenses	68,158	
Deferred rent	(6,749)	
Total adjustments		186,216
Net cash and cash equivalents provided by (used in) operating activities		4,230,064
Cash flow from investing activities:		
Purchases of property and equipment, net	(21,805)	
Purchases of investments, at fair market value	(3,369)	
Net cash and cash equivalents provided by (used in) investing activities		(25,174)
Cash flow from financing activities:		
Capital distributions	(574,299)	
Net cash and cash equivalents provided by (used in) financing activities		(574,299)
Net increase (decrease) in cash and cash equivalents		3,630,591
Cash and cash equivalents at December 31, 2013		628,479
Cash and cash equivalents at December 31, 2014		$ 4,259,070

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 10,380

The accompanying notes are an integral part of these financial statements.

McCafferty & Company, LLC
Notes to Financial Statements
December 31, 2014

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

McCafferty & Company, LLC (the "Company") was organized in the State of California on April 13, 2006. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company provides advisory and consulting services primarily in the media, entertainment, and telecommunications industry.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

The Company classifies its marketable securities according to their purpose and holding period. As of December 31, 2014, there were no trading account securities or held-to-maturity securities in the investment portfolio. Available-for-sale securities are reported at estimated fair value in accordance with FASB ASC 820, Fair Value Measurement. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in other comprehensive income which includes charges or credits to equity that are no the result of transactions to member.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The carrying value plus any related other comprehensive income balance of sold securities is used to compute realized gains and losses. Interest and dividends on securities are included in investment income. Amortization of premiums and accretion of discounts on securities are recorded as yield adjustments on such securities using the effective interest method. The specific identification method is used for purposes of determining cost in computing realized gains and losses on investment securities sold.

Property and equipment, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy, as described in Note 5. As of December 31, 2014, these securities are reported at their fair market value of $347,924.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

NOTE 3: INCOME TAXES (Continued)

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2014, the income tax provision consists of the following:

Franchise tax	$	800
Gross receipts tax		11,790
Total income tax provisions	$	12,590

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 4: PROPERTY AND EQUIPMENT, NET

Property and equipment, net are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture and fixtures	$	44,217	5-7
Automobile		59,261	5-7
Computer equipment		57,130	3-7
Leasehold improvements		33,645	3
		194,253	
Less: accumulated depreciation		(131,389)	
Property and equipment, net, net	$	62,864	

Depreciation expense for the year ended December 31, 2014 was $37,797.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (the unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments, at fair market value	$ 347,924	$ -	$ -	$ 347,924
TOTALS	$ 347,924	$ -	$ -	$ 347,924

At December 31, 2014 the Company had no assets measured at fair value on a nonrecurring basis and no liabilities measured at fair value on a recurring or nonrecurring basis.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

In 2013, the Company agreed to lease its operating facility under an operating lease expiring in April 30, 2016. The lease requires the Company to pay fixed monthly rents with additional variable expenses. The future minimum lease payments are as follows:

Year Ending December 31,	
2015	103,521
2016	34,845
2017 & thereafter	-
	138,366

Rent expense for the year ended December 31, 2014 was $117,873.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: DEFERRED RENT

The office lease is accounted for as an operating lease and expenses are recognized when incurred. Minimum annual rentals are recognized on a straight-line basis over the lease term regardless of when payments are due. Deferred rent represent the amount that rents currently due exceed expected straight-line rental expense under the lease agreement plus leasehold improvements. For the year ended December 31, 2014, deferred rent payable was $42,644.

NOTE 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

ASU Number	Title	Effective Date
2013-02	Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013).	After December 15, 2013
2013-11	Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013).	After December 15, 2014
2014-08	Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (April 2014).	After December 15, 2014
2014-09	Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers (May 2014).	After December 15, 2017
2014-15	Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern (August 2014).	After December 15, 2016

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $4,444,290 which was $4,435,531 in excess of its required net capital of $8,759; and the Company's ratio of aggregate indebtedness ($131,392) to net capital was 0.03 to 1.

McCafferty & Company, LLC

Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of December 31, 2014

Computation of net capital		
Member's equity	$ 4,579,390	
Accumulated other comprehensive income	(5,052)	
Total member's equity		$ 4,574,338
Less: Non-allowable assets		
Accounts receivable	(21,376)	
Prepaid expenses	(14,496)	
Property and equipment, net	(62,864)	
Total non-allowable assets		(98,736)
Net capital before haircuts		4,475,602
Haircut on stock mutual funds	(31,312)	
Total haircuts and undue concentration		(31,312)
Net Capital		4,444,290
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 8,759	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(8,759)
Excess net capital		$ 4,435,531
Aggregate indebtedness		$ 131,392
Ratio of aggregate indebtedness to net capital		0.03 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

McCafferty & Company, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2014

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

McCafferty & Company, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) McCafferty & Company, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which McCafferty & Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) McCafferty & Company, LLC stated that McCafferty & Company, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. McCafferty & Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McCafferty & Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE™

McCAFFERTY
&COMPANY

McC
&Co

Assertions Regarding Exemption Provisions

We, as members of management of McCafferty & Company, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 through December 31, 2014.

McCafferty & Company

By: [signature]
COLIN McCAFFERTY CEO

(Name and Title)

2/17/15

(Date)

2029 Century Park East ❖ Suite 1140 ❖ Los Angeles, California 90067 ❖ (310) 551 4040
Member FINRA, SIPC

McCafferty & Company, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
McCafferty & Company, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by McCafferty & Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating McCafferty & Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). McCafferty & Company, LLC's management is responsible for McCafferty & Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by McCafferty & Company, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2015

McCafferty & Company, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

	Amount
Total assessment	$ 14,008
SIPC-6 general assessment Payment made on July 21, 2014	(267)
SIPC-7 general assessment Payment made on february 19, 2015	(13,741)
Total assessment balance **(overpayment carried forward)**	$ -